Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-276162

August 26, 2024

5E Advanced Materials Announces Pricing of $4.0 Million Registered Direct Offering and Execution of Debt Commitment Letters to Issue $6.0 Million of Senior Secured Convertible Notes

HESPERIA, Calif., August 26, 2024 (GLOBE NEWSWIRE) – 5E Advanced Materials, Inc. (Nasdaq: FEAM) (ASX: 5EA) (“5E” or the “Company”), a boron and lithium company with U.S. government Critical Infrastructure designation for its 5E Boron Americas Complex, today announced that it has entered into a securities purchase agreement with a single institutional investor to purchase 5,333,333 shares of common stock in a registered direct offering at a price of $0.75 per share, along with Series A warrants to purchase up to an aggregate of 5,333,333 shares of common stock and Series B warrants to purchase up to an aggregate of 5,333,333 shares of common stock in a concurrent private placement. Each of the Series A warrants and Series B warrants will have an exercise price of $0.7981 and will be exercisable six months from the date of issuance. The Series A warrants will expire on the five and one half-year anniversary from the date of issuance, and the Series B warrants will expire on the two and one half-year anniversary from the date of issuance.

The gross proceeds to the Company from the registered direct offering and concurrent private placement of warrants are estimated to be approximately $4.0 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company. The offering is expected to close on or about August 27, 2024, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the registered direct offering and concurrent private placement of warrants.

The Company intends to use the proceeds from the registered direct offering and the notes described below to advance its FEL-2 engineering program towards completion while providing working capital to continue operating its small-scale facility and progressing the Company’s customer qualification program.

Additionally, the Company announced it has entered into debt commitment letters whereby it will issue an aggregate of $6.0 million in senior secured convertible notes (the “Notes”) to Ascend Global Investment Fund SPC and Bluescape Energy Partners at a conversion price reflecting a premium of 25% to the registered direct offering price. The Notes will mature in August 2028 and pay interest in-kind semi-annually at a rate of 10%, and the closing of the Notes is expected to occur in September 2024. Additional details regarding the Notes and the debt commitment letters are included in a current report on Form 8-K filed by the Company. The Notes will be sold in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “Act”).

The shares of common stock in the registered direct offering are being offered pursuant to a shelf registration statement on Form S-3 (File No. 333-276162), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2024. The warrants to be issued in the concurrent private placement and the shares issuable upon exercise of such warrants are offered pursuant to an exemption from the registration requirements of the Act under Section 4(a)(2) thereof and have not been registered under the Act or applicable state securities laws. A prospectus supplement relating to the shares of common stock will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About 5E Advanced Materials, Inc.

5E Advanced Materials, Inc. (Nasdaq: FEAM) (ASX: 5EA) is focused on becoming a vertically integrated global leader and supplier of boron specialty and advanced materials, complemented by lithium co-product production. The Company’s mission is to become a supplier of these critical materials to industries addressing global decarbonization, food and domestic security. Boron and lithium products will target applications in the fields of electric transportation, clean energy infrastructure, such as solar and wind power, fertilizers, and domestic security. The business strategy and objectives are to develop capabilities ranging from upstream extraction and product sales of boric acid, lithium carbonate and potentially other co-products, to downstream boron advanced material processing and development. The business is based on our large domestic boron and lithium resource, which is located in Southern California and designated as Critical Infrastructure by the Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact included in this press release regarding our business strategy, plans, goal, and objectives are forward-looking statements. When used in this press release, the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “budget,” “target,” “aim,” “strategy,” “plan,” “guidance,” “outlook,” “intent,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the Company’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events, including statements related to the completion of the offerings, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. Forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the extraction of the critical materials we intend to produce and advanced materials production and development. These risks include, but are not limited to: our limited operating history in the borates and lithium industries and no revenue from our proposed extraction operations at our properties; our need for substantial additional financing to execute our business plan and our ability to access capital and the financial markets; our status as an exploration stage company dependent on a single project with no known Regulation S-K 1300 mineral reserves and the inherent uncertainty in estimates of mineral resources; our lack of history in mineral production and the significant risks associated with achieving our business strategies, including our downstream processing ambitions; our incurrence of significant net operating losses to date and plans to incur continued losses for the foreseeable future; risks and uncertainties relating to the development of the Fort Cady project, including our ability to timely and successfully complete our Commercial Scale Boron Facility; our ability to obtain, maintain and renew required governmental permits for our development activities, including satisfying all mandated conditions to any such permits; the expected benefits from certain reduced spending measures, and other risks and uncertainties set forth in our filings with the U.S. Securities and Exchange Commission from time to time. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. These risks are not exhaustive and the information in this press release may be subject to additional risks. No representation or warranty (express or implied) is made as to, and no reliance should be place on, any information, including projections, estimates, targets, and opinions contained herein, and no liability whatsoever is accepted as to any errors, omissions, or misstatements contained herein. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as to the date of this press release.

For additional information regarding these various factors, you should carefully review the risk factors and other disclosures in the Company’s Form 10-K for the fiscal year ended June 30, 2023, filed on August 30, 2023, as amended. Additional risks are also disclosed by 5E in its filings with the U.S. Securities and Exchange Commission throughout the year, including its Form 10-K, Form 10-Qs and Form 8-Ks, as well as in its filings under the Australian Securities Exchange. Any forward-looking statements are given only as of the date hereof. Except as required by law, 5E expressly disclaims any obligation to update or revise any such forward-looking statements. Additionally, 5E undertakes no obligation to comment on third party analyses or statements regarding 5E’s actual or expected financial or operating results or its securities.

For further information contact:

Nick Teves or Joseph Caminiti Alpha IR Group FEAM@alpha-ir.com Ph: +1 (312) 445-2870	J.T. Starzecki Chief Strategy Officer jstarzecki@5eadvancedmaterials.com Ph: +1 (612) 719-5076